	BUSINESS CORPORATIONS ACT	FORM 14.1
(SECTION 193)

Alberta
MUNICIPAL AFFAIRS
Registries		Articles of Arrangement

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:

PARAMOUNT RESOURCES LTD.	20513875

3.	IN ACCORDANCE WITH THE ORDER APPROVING THE ARRANGEMENT, THE ARTICLES OF THE CORPORATION ARE AMENDED AS FOLLOWS:

These Articles of Arrangement are filed pursuant to Section 193(10) of the Business Corporations Act (Alberta).

The attached Plan of Arrangement is incorporated into and forms part of these Articles of Arrangement.

The Articles of the Corporation are amended as set forth in Section 2.2 (d) and (s) of the Plan of Arrangement.

DATE	SIGNATURE	TITLE

April 1, 2005		Chief Financial Officer
Bernard K. Lee

FOR DEPARTMENTAL USE ONLY		FILED

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.01     Definitions

In this Plan of Arrangement, the following terms have the following meanings:

"ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

"Adjusted Exercise Price” means, in relation to a Paramount Post-Arrangement Option, the exercise price of the Related Paramount Option less the related Holdco Option Price;

"Arrangement” means the arrangement involving Paramount, its Shareholders and its Optionholders under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement;

"Arrangement Agreement” means the agreement dated February 28, 2005 among Paramount, the Trust, Holding Trust, Exchangeco, the General Partner, PRL Subco, Holdco and POG with respect to this Plan of Arrangement, and all amendments thereto;

"Assigned Paramount Note Entitlement” means Paramount Partnership’s entitlement under the Paramount Note in relation to that portion of the principal amount thereof equal to the aggregate principal amount of the Paramount Unit Purchase Note and the Paramount Redemption Notes;

"Certificate of the Corporation” means a certificate of Paramount signed on its behalf by any two of its Chief Executive Officer, its President and Chief Operating Officer, its Chief Financial Officer and its Corporate Secretary, dated the Effective Date and provided to the parties to the Arrangement Agreement immediately prior to the Effective Time;

"Class A Units” means units of the Limited Partnership designated as Class A Units;

"Certification Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

"Common Shares” means the common shares in the capital of Paramount;

"Court” means the Court of Queen’s Bench of Alberta;

"Depositary” means Computershare Trust Company of Canada;

"Dissenting Shareholders” means registered Shareholders who exercise the rights of dissent provided to them under the Interim Order and have not, prior to the Effective Time, withdrawn their dissents;

"Dissenting Shares” means the Common Shares in respect of which all rights of dissent are exercised as provided in section 3.1 and not withdrawn prior to the Effective Time, such number of shares being conclusively evidenced by a Certificate of the Corporation;

"Distribution Note” means a demand promissory note of the Limited Partnership in the principal amount equal to the aggregate principal amount of the Paramount Unit Purchase Note, the Paramount Redemption Notes and the Exchangeco Unit Purchase Note and bearing interest at the rate of 9% per annum;

"Effective Date” means the date the Arrangement is effective under the ABCA;

"Effective Time” means the time at which the articles of arrangement to give effect to the Arrangement are filed with the Registrar on the Effective Date;

"Exchange Number” means the number obtained by subtracting the number of Substantial Shareholder Shares and Dissenting Shares from the number of Common Shares outstanding on the Effective Date;

"Exchangeco” means 1155120 Alberta Ltd., a corporation incorporated under the ABCA;

"Exchangeco Unit Purchase Note” means a non-interest bearing demand promissory note of Exchangeco in the principal amount equal to the product of the number of Trust Units transferred to Exchangeco pursuant to subsection 2.2(b) and the Trust Unit Fair Market Value;

"Final Order” means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"General Partner” means Trilogy Energy Ltd., a corporation incorporated under the ABCA;

"GP Interest Purchase Price” means the estimated fair market value on the Effective Date of PRL Subco’s general partnership interest in the Limited Partnership, which amount shall be determined by the board of directors of Paramount in good faith and in its sole discretion on or prior to the Effective Date and shall conclusively be as set forth in a Certificate of the Corporation;

"Holdco” means 1152807 Alberta Ltd., a corporation incorporated under the ABCA;

"Holdco Options” means options to acquire Holdco Shares owned by Paramount, which options are issued by Paramount in partial replacement of Paramount Options pursuant to subsection 2.2(r) and have the terms and conditions described in the Information Circular;

"Holdco Option Price” means, in relation to a Holdco Option, the price obtained by multiplying the exercise price of the Related Paramount Option by the quotient obtained by dividing the Trust Unit WATP by the sum of (i) the Trust Unit WATP and (ii) the New Common Share WATP, and rounding up to the nearest whole cent;

"Holdco Shares” means common shares of Holdco;

"Holding Trust” means Trilogy Holding Trust, an investment trust established under the laws of Alberta;

"Holding Trust Note Indenture” means the note indenture made between Holding Trust and Computershare Trust Company of Canada governing the issuance of the Notes;

"Information Circular” means the information circular prepared by Paramount and forwarded as part of the proxy solicitation materials to Shareholders and Optionholders in respect of the Meeting;

"Initial Trust Units” means that number of Trust Units determined by multiplying (i) the number of Common Shares outstanding on the Effective Date less the number of Dissenting Shares, by (ii) 1.2345679012, and rounding up to the nearest whole number of Trust Units;

"Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to Shareholders;

"Limited Partnership” means Trilogy Energy LP, a limited partnership formed under the laws of Alberta which owns the assets referred to in the Information Circular as the Spinout Assets;

"LP Agreement” means the amended and restated limited partnership agreement for the Limited Partnership;

"LP Note” means a demand promissory note of the Limited Partnership in the principal amount of $190 million and bearing interest at the rate of 9% per annum;

"LP Units” means limited partnership units of the Limited Partnership designated as Class B Units;

"Meeting” means the special meeting of Shareholders and Optionholders to be held to consider the Arrangement, and any adjournment thereof;

"New Common Shares” means the Class A Common Shares of Paramount as described in Appendix I;

"New Common Share WATP” means the Weighted Average Trading Price of a New Common Share for the first three trading days on which the New Common Shares are traded on the TSX;

“Optionholders” means the holders of Paramount Options;

"Option Shares” means, in relation to a Paramount Option, the Common Shares which the Optionholder is entitled to acquire upon exercise of the Paramount Option;

"Paramount” means Paramount Resources Ltd., a corporation incorporated under the ABCA;

"Paramount Note” means the existing demand promissory note of Paramount in favour of Paramount Partnership in the principal amount of $1.5 billion;

"Paramount Option Plan” means the stock option plan of Paramount as described in the Information Circular;

"Paramount Options” means the outstanding stock options, whether or not vested, to acquire Common Shares;

"Paramount Partnership” means Paramount Resources, a general partnership formed under the laws of Alberta, the managing general partner of which is Paramount;

"Paramount Post-Arrangement Options” means options to acquire New Common Shares, which options are issued by Paramount in partial replacement of Paramount Options pursuant to subsection 2.2(r) and have the terms and conditions described in the Information Circular;

"Paramount Redemption Notes” means, collectively, Paramount Redemption Note 1 and Paramount Redemption Note 2;

"Paramount Redemption Note 1” means a demand promissory note of Paramount in the principal amount determined by Paramount on or before the Effective Date and set forth in a Certificate of the Corporation (which shall not exceed the Z Shares Aggregate Redemption Amount less $1.00) and bearing interest at a rate of 8 1/2% per annum;

"Paramount Redemption Note 2” means a non-interest bearing demand promissory note of Paramount in the principal amount equal to the Z Shares Aggregate Redemption Amount less the principal amount of Paramount Redemption Note 1;

"Paramount Unit Purchase Note” means a demand promissory note of Paramount in the principal amount equal to the product of the number of Retained Trust Units and the Trust Unit Fair Market Value and bearing interest at the rate of 8 1/2% per annum;

"POG” means Paramount Oil & Gas Ltd., a corporation incorporated under the ABCA;

"PRL Subco” means 1136980 Alberta Ltd., a corporation incorporated under the ABCA;

"Registrar” means the Registrar appointed under section 263 of the ABCA;

"Related Paramount Option” means, in relation to a Holdco Option or a Paramount Post-Arrangement Option, the Paramount Option in respect of which the Holdco Option or Paramount Post-Arrangement Option is issued pursuant to subsection 2.2(r);

"Retained Trust Units” means the number of Trust Units (rounded to the nearest whole number) equal to 19% of the Initial Trust Units;

"Series 1 Notes” means the Series 1 unsecured subordinated demand notes of Holding Trust issuable under the Holding Trust Note Indenture;

"Shareholders” means the holders of Common Shares;

"Substantial Shareholder” means a person who, at any time prior to the Certification Deadline, provides to Paramount: (a) evidence satisfactory to Paramount that the person, either alone or together with persons that are related to that person for purposes of the Tax Act, beneficially owns at that time 25% or more of the issued and outstanding Common Shares; (b) an undertaking satisfactory to Paramount that the person or the person and persons with whom the person is related for purposes of the Tax Act will continue to beneficially own 25% or more of the issued and outstanding Common Shares continuously up to and including the Effective Date; and (c) the share certificate(s) for the Common Shares beneficially owned by such person;

"Substantial Shareholder Shares” means the Common Shares beneficially owned by the Substantial Shareholders at the Certification Deadline in respect of which share certificates have been provided to Paramount prior to the Certification Deadline and which continue to be beneficially owned by the Substantial Shareholders on the Effective Date;

"Tax Act” means the Income Tax Act (Canada), as amended;

"Trust” means Trilogy Energy Trust, an open-end unincorporated investment trust established under the laws of Alberta;

"Trust Unit” means a unit of the Trust issued by the Trust;

"Trust Unit Aggregate Fair Market Value” means the amount obtained by multiplying the number of Trust Units issued pursuant to subsection 2.2(a) by the Trust Unit Fair Market Value;

"Trust Unit Fair Market Value” means the estimated fair market value of a Trust Unit immediately following completion of the Arrangement, which amount shall be determined by the board of directors of Paramount, in good faith and in its sole discretion, on or prior to the Effective Date, such amount to be conclusively as set forth in a Certificate of the Corporation;

"Trust Unit WATP” means the Weighted Average Trading Price of a Trust Unit for the first three trading days on which the Trust Units are traded on the TSX;

"TSX” means TSX Inc., carrying on business as the Toronto Stock Exchange;

"Weighted Average Trading Price”, in relation to any securities, shall be determined by dividing (i) the aggregate dollar trading value of all such securities sold on the TSX over the specified trading period by (ii) the total number of such securities sold on such stock exchange during such period;

"X Shares” means the Class X Preferred Shares of Paramount as described in Appendix I;

"Z Shares” means the Class Z Preferred Shares of Paramount as described in Appendix I; and

"Z Shares Aggregate Redemption Amount” means the product of the Trust Unit Fair Market Value and the number of Z Shares issued pursuant to subsection 2.2(f).

1.02     Substantial Shareholders

The Substantial Shareholders and the Substantial Shareholder Shares shall conclusively be considered to be as set forth in a Certificate of the Corporation.

1.03     Number of Common Shares

For purposes of determining the number of Common Shares outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of Paramount’s registrar and transfer agent on that date.

1.04     Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.05     Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.06     Currency

All references in this Plan of Arrangements to sums of money are expressed in lawful money of Canada.

1.07     Appendices

The following Appendix is attached to this Plan of Arrangement and forms part hereof:

Appendix I — Share Provisions

ARTICLE 2
THE ARRANGEMENT

2.01     Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement.

2.02     Arrangement and Related Transactions

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order, except as otherwise indicated. To the extent that such transactions involve Paramount or any securities (including promissory notes) thereof, such transactions shall occur without any further act or formality pursuant to section 193 of the ABCA. All other transactions shall occur by means of the relevant parties taking the appropriate action to effect such transactions at the Effective Time.

Issuance of Initial Trust Units

(a)	The Trust shall issue to Holding Trust the Initial Trust Units in consideration for the issue to the Trust by Holding Trust of a Series 1 Note in the principal amount equal to the Trust Unit Aggregate Fair Market Value;

Transfer of Trust Units to Exchangeco and Paramount

(b)	Holding Trust shall transfer to Exchangeco that number of Trust Units equal to the Exchange Number in consideration for the issue to Holding Trust by Exchangeco of the Exchangeco Unit Purchase Note;

(c)	Holding Trust shall transfer to Paramount the Retained Trust Units in consideration for the issue to Holding Trust by Paramount of the Paramount Unit Purchase Note;

Amendment of Paramount Share Capital

(d)	the articles of Paramount shall be amended to create three new classes of shares, consisting of an unlimited number of Class A Common Shares, an unlimited number of Class X Preferred Shares and an unlimited number of Class Z Preferred Shares having the share provisions set forth in Appendix I;

Exchanges of Common Shares for New Common Shares and Preferred Shares

(e)	all of the issued and outstanding Common Shares other than the Substantial Shareholder Shares and Dissenting Shares shall be, and shall be deemed to be, transferred to Paramount in exchange for the issuance to the holders of such Common Shares of New Common Shares and X Shares on the basis of one New Common Share and one X Share for each Common Share so transferred to Paramount, whereupon the Common Shares to which this subsection 2.2(e) applies shall be cancelled, and in connection therewith:

(i)	the aggregate stated capital for the New Common Shares so issued shall be an amount equal to the aggregate stated capital of the Common Shares so transferred less $1.00; and

(ii)	the aggregate stated capital for the X Shares so issued shall be $1.00;

(f)	at the same time as the transaction in subsection 2.2(e), the Substantial Shareholder Shares shall be, and shall be deemed to be, transferred to Paramount in exchange for the issuance to the Substantial Shareholders of New Common Shares and Z Shares, on the basis of one New Common Share and one Z Share for each Common Share so transferred to Paramount, whereupon the Substantial Shareholder Shares shall be cancelled, and in connection therewith:

(i)	the aggregate stated capital for the New Common Shares so issued shall be an amount equal to the aggregate stated capital of the Common Shares so transferred less the amount of the aggregate stated capital for the Z Shares; and

(ii)	the stated capital for each Z Share so issued shall be $0.50;

Redemption of Z Shares for Notes

(g)	all of the issued and outstanding Z Shares (held by the Substantial Shareholders) shall be, and shall be deemed to be, redeemed by Paramount for an aggregate redemption amount equal to the Z Shares Aggregate Redemption Amount, with payment of such aggregate redemption amount to be effected by:

(i)	Paramount first issuing Paramount Redemption Note 1 to the Substantial Shareholders (in undivided interests, if necessary); and

(ii)	Paramount then issuing Paramount Redemption Note 2 to the Substantial Shareholders (in undivided interests, if necessary);

whereupon all of the Z Shares shall be cancelled;

Exchanges of Shares and Notes for Trust Units

(h)	at the same time as the redemption in subsection 2.2(g), all of the issued and outstanding X Shares issued pursuant to subsection 2.2(e) (and held by former holders of Common Shares other than the Substantial Shareholders and Dissenting Shareholders) shall be, and shall be deemed to be, transferred to Exchangeco for Trust Units on the basis of one Trust Unit for each X Share so transferred to Exchangeco;

(i)	the Paramount Redemption Notes (held by the Substantial Shareholders) shall be, and shall be deemed to be, transferred and assigned to Holding Trust in exchange for that number of Trust Units equal to the number of Substantial Shareholder Shares previously held by the Substantial Shareholders;

Holding Trust Acquisition of Limited Partnership Interest

(j)	Holding Trust shall subscribe for (i) that number of Class A Units which, upon issuance, will represent 90% of the outstanding Class A Units (with the other 10% of the Class A Units being held by the General Partner) and (ii) that number of LP Units equal to the number of Initial Trust Units, in consideration for the assignment to the Limited Partnership of the Exchangeco Unit Purchase Note, the Paramount Unit Purchase Note and the Paramount Redemption Notes, whereupon Holding Trust shall become a limited partner of the Limited Partnership;

(k)	the Limited Partnership shall repurchase the initial limited partnership unit owned by POG in accordance with the LP Agreement, whereupon POG shall cease to be a limited partner of the Limited Partnership;

(l)	the Limited Partnership shall assign the Paramount Unit Purchase Note and the Paramount Redemption Notes to Paramount Partnership in exchange for the assignment by Paramount Partnership to the Limited Partnership of the Assigned Paramount Note Entitlement;

General Partner of the Limited Partnership

(m)	the Limited Partnership shall, in accordance with the LP Agreement, issue to Paramount the Distribution Note and the LP Note, as a distribution in full satisfaction of Paramount’s general partnership interest in the Limited Partnership, whereupon Paramount shall cease to be a partner of the Limited Partnership;

(n)	the obligations of the Limited Partnership to Paramount under the Distribution Note shall be satisfied in full by (i) setting off the obligations of Paramount to the Limited Partnership under the Assigned Paramount Note Entitlement and (ii) the Limited

Partnership assigning the Exchangeco Unit Purchase Note to Paramount, whereupon the Distribution Note shall be cancelled;

(o)	PRL Subco shall transfer its general partnership interest in the Limited Partnership to the General Partner in consideration for the GP Interest Purchase Price, payable by the assumption by the General Partner of debt owing by PRL Subco to the Limited Partnership in an amount equal to the GP Interest Purchase Price and, in the event the GP Interest Purchase Price exceeds the amount of debt owing by PRL Subco to the Limited Partnership, the balance shall be paid in cash;

Transfer of Exchangeco Shares

(p)	POG shall transfer to Paramount all of the issued and outstanding shares of Exchangeco owned by POG (being voting preference shares) for $100;

Options

(q)	Paramount shall transfer to Holdco that number of Trust Units equal to the number of Common Shares issuable pursuant to Paramount Options outstanding on the Effective Date, as conclusively evidenced by a Certificate of the Corporation, as consideration for the subscription for an equivalent number of Common Shares of Holdco, and Holdco shall issue such Common Shares to Paramount;

(r)	all of the Paramount Options shall be cancelled and Paramount Post-Arrangement Options and Holdco Options shall be issued to the holders of the Paramount Options so cancelled, on the basis that for each Paramount Option so cancelled, the Optionholder shall receive:

(i)	a Holdco Option to purchase the same number of Holdco Shares as the aggregate number of Option Shares under the Related Paramount Option, at an exercise price per Holdco Share equal to the Holdco Option Price and having the same vesting dates and expiry date as the Related Paramount Option; the Holdco Options shall not be issued under, and shall not be subject to, the Paramount Option Plan; and

(ii)	a Paramount Post-Arrangement Option to purchase the same number of New Common Shares as the aggregate number of Option Shares under the Related Paramount Option, at an exercise price per New Common Share equal to the Adjusted Exercise Price, having the same vesting dates and expiry date and otherwise having identical provisions to the Related Paramount Option, provided that the termination provisions shall be as described in the Information Circular; notwithstanding that the Paramount Options shall have been cancelled, the Paramount Option Plan shall apply to all Paramount Post-Arrangement Options and, from and after the Effective Time, all references in the Paramount Option Plan to Common Shares shall be deemed to refer to New Common Shares; and

Further Amendment of Paramount Articles

(s)	the articles of Paramount shall be amended to remove the Common Shares from the authorized classes of shares of Paramount.

2.03     Effect of Exchanges

As a result of the exchanges of Common Shares, New Common Shares and Trust Units to which section 2.2 applies:

(a)	each Shareholder shall cease to be a holder of Common Shares and such holder’s name shall be removed from the register of holders of Common Shares as of the Effective Date;

(b)	each Shareholder whose Common Shares are exchanged shall be a holder of the number of New Common Shares and Trust Units to which such holder is entitled as a result of such exchanges and such holder’s name shall be added to the registers of holders of New Common Shares and Trust Units as of the Effective Date.

ARTICLE 3
RIGHTS OF DISSENT

3.01     Rights of Dissent

Each registered Shareholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Common Shareholder and shall only be entitled to be paid the fair value of the holder’s Common Shares. A Dissenting Shareholder shall be deemed to have transferred the holder’s Common Shares to Paramount for cancellation as of the Effective Time and such shares shall be deemed to have no longer been issued and outstanding as of the Effective Time. Notwithstanding subsection (19) of section 191 of the ABCA, a Dissenting Shareholder shall not be entitled to withdraw the shareholder’s notice of objection in the circumstances contemplated therein. In no event shall Paramount be required to recognize a Dissenting Shareholder as a shareholder of Paramount after the Effective Time and the names of such holders shall be removed from the register of shareholders as at the Effective Time.

ARTICLE 4
SHARE AND UNIT CERTIFICATES

4.01     Rights of Shareholders

After the Effective Time, certificates formerly representing Common Shares exchanged under the Arrangement shall represent only the right to receive certificates representing the New Common Shares and Trust Units which the former holder of such Common Shares is entitled to receive pursuant to Article 2, subject to compliance with the requirements set forth in this Article 4.

4.02     Transmittal

Paramount and the Trust shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of Common Shares exchanged under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Common Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New Common Shares and Trust Units issued or transferred to such holder under the Arrangement.

4.03     New Options

After the Effective Time, the Option Agreements for the Paramount Options surrendered pursuant to subsection 2.2(r) shall be of no force or effect and, as soon as practical after the Effective Date:

(a)	Paramount shall provide to each of the former holders of Paramount Options a written option agreement for the Holdco Option issued to pursuant to subsection 2.2(r)(i); and

(b)	Paramount shall provide to each of the former holders of Paramount Options a written option agreement for the Paramount Post-Arrangement Options issued pursuant subsection 2.2(r)(ii).

APPENDIX I

TO PLAN OF ARRANGEMENT

SHARE PROVISIONS

1.     CLASS A COMMON SHARES

     The Class A Common Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.1     Voting Rights

     The holders of the Class A Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting; provided that if the Corporation fails to pay the full amount of any dividend declared by the board of directors of the Corporation on the Class A Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to two (2) votes in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation.

1.2     Dividends

     Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to receive such dividends as the directors of the Corporation may, in their discretion, declare thereon.

1.3     Liquidation, Dissolution or Winding-Up

     Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to share equally, share for share, in the remaining property of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.     CLASS X PREFERRED SHARES

     The Class X Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

2.1     Definitions

     "X Share Redemption Amount” and “X Share Retraction Amount” for each Class X Preferred Share is equal to $15.23.

2.2     Voting Rights

     Subject to the Business Corporations Act (Alberta), holders of the Class X Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

2.3     Dividends

(a)	Holders of the Class X Preferred Shares, in parity with the holders of the Class Z Preferred Shares, shall be entitled to receive in priority to any other shares of the Corporation, if, as and when declared thereon by the board of directors of the Corporation, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Corporation. For greater certainty, if the Corporation pays any dividend on the Class X Preferred Shares then, contemporaneously therewith, the Corporation shall pay an identical dividend, on a per share basis, on the Class Z Preferred Shares.

(b)	No dividends shall be declared or paid in any year on any other shares of the Corporation unless all dividends which shall have been declared and which remain unpaid on the Class X Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

(c)	The rights of the holders of the Class X Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this section 2.3.

2.4     Liquidation, Dissolution or Winding-Up

     In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, holders of the Class X Preferred Shares shall be entitled, subject to the preferences accorded to the holders of the Class Z Preferred Shares, to payment of an amount, for each Class X Preferred Share, equal to the X Share Redemption Amount together with all accrued and unpaid dividends thereon in priority to any other shares of the Corporation other than the Class Z Preferred Shares and all such amounts shall be paid to the holders of the Class X Preferred Shares before any amounts are paid to the holders of any other shares of the Corporation other than the Class Z Preferred Shares. After the Corporation has satisfied its obligations to pay the holders of the Class X Preferred Shares the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon pursuant to this section 2.4, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

2.5     Redemption by the Corporation

(a)	Subject to the Business Corporations Act (Alberta), the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class X Preferred Shares on payment or deposit (in accordance with section 2.5(d)) of the X Share Redemption Amount together with all accrued and unpaid dividends thereon for each Class X Preferred Share to be redeemed. If part only of the Class X Preferred Shares is to be redeemed, the board of directors of the Corporation may select the Class X Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the board of directors of the Corporation may in its discretion select. If part only of the

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Class X Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(b)	In the case of a redemption of Class X Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Class X Preferred Shares called for redemption) at least 21 days before the date specified for redemption (the date specified for redemption referred to herein as the “Class X Redemption Date”) to each person who at the date of mailing is a holder of Class X Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon, the Class X Redemption Date, and, if part only of the Class X Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

(c)	Subject to the Business Corporations Act (Alberta), the Corporation shall pay to the holder of the Class X Preferred Shares to be redeemed the X Share Redemption Amount of each such share together with all accrued and unpaid dividends thereon on or after the Class X Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Class X Preferred Shares so called for redemption. On the Class X Redemption Date, the Corporation shall pay or cause to be paid the X Share Redemption Amount together with all accrued and unpaid dividends thereon to or to the order of the holders of the Class X Preferred Shares to be redeemed by the Corporation and such payment shall be made in cash, promissory notes or other forms of property and if made in cash, payment shall be made by cheque payable at par in Canadian funds at any branch of the Corporation’s bankers. The redemption of the Class X Preferred Shares to be redeemed shall be deemed to have taken place on the Class X Redemption Date. On the Class X Redemption Date, the Corporation shall adjust its securities register to show that such Class X Preferred Shares have been redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon.

(d)	From and after the Class X Redemption Date, the holders of any such Class X Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of the Class X Preferred Shares in respect thereof unless payment of the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Class X Preferred Shares shall remain unaffected.

2.6     Retraction by the Holder

(a)	A holder of Class X Preferred Shares shall be entitled to require the Corporation to redeem at any time, upon giving notice as hereinafter provided, all or any number of the Class X Preferred Shares registered in the name of such holder on the books of the Corporation at a redemption price equal to the X Share Retraction Amount together with all accrued and unpaid dividends thereon (less the amount of any tax which the Corporation is required to and does withhold therefrom).

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(b)	A holder of Class X Preferred Shares exercising his option to have the Corporation redeem shall give notice to the Corporation, which notice shall set out the date (the “Class X Retraction Date”) on which the Corporation is to redeem the Class X Preferred Shares specified in the notice, which date shall not be less than 10 days nor more than 30 days from the date of the notice and if the holder desires to have less than all of the Class X Preferred Shares registered in the holder’s name redeemed by the Corporation, the number of the holder’s shares to be redeemed. The holder of Class X Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the Class X Retraction Date.

(c)	Upon delivery to the Corporation of a share certificate or certificates representing the Class X Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall on the Class X Retraction Date, to the extent permitted by applicable law, redeem such Class X Preferred Shares by paying to the holder the X Share Retraction Amount therefor together with all accrued and unpaid dividends thereon.

(d)	Upon payment of the X Share Retraction Amount of the Class X Preferred Shares so redeemed by the Corporation together with all accrued and unpaid dividends thereon, the holders thereof shall cease to be entitled to dividends or to exercise any rights of the holders in respect thereof.

(e)	If the redemption by the Corporation on any Class X Retraction Date of all Class X Preferred Shares to be redeemed on such date would be contrary to applicable law, the Corporation shall be obligated to redeem only the maximum number of Class X Preferred Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Class X Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Class X Preferred Shares not redeemed by the Corporation and the Corporation shall redeem at the end of each calendar quarter thereafter the maximum number of such Class X Preferred Shares as would then not be contrary to applicable law.

2.7     Amount Specified

     For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Class X Preferred Share is equal to $15.23.

3.     CLASS Z PREFERRED SHARES

     The Class Z Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

3.1     Definitions

     "Z Share Redemption Amount” and “Z Share Retraction Amount” for each Class Z Preferred Share is equal to $15.23.

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3.2     Voting Rights

     Subject to the Business Corporations Act (Alberta), holders of the Class Z Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

3.3     Dividends

(a)	Holders of the Class Z Preferred Shares, in parity with the holders of the Class X Preferred Shares, shall be entitled to receive in priority to any other shares of the Corporation, if, as and when declared thereon by the board of directors of the Corporation, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Corporation. For greater certainty, if the Corporation pays any dividend on the Class Z Preferred Shares then, contemporaneously therewith, the Corporation shall pay an identical dividend, on a per share basis, on the Class X Preferred Shares.

(b)	No dividends shall be declared or paid in any year on any other shares of the Corporation unless all dividends which shall have been declared and which remain unpaid on the Class Z Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

(c)	The rights of the holders of the Class Z Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this section 3.3.

3.4     Liquidation, Dissolution or Winding-Up

     In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, holders of the Class Z Preferred Shares shall be entitled to payment of an amount, for each Class Z Preferred Share, equal to the Z Share Redemption Amount together with all accrued and unpaid dividends thereon in priority to any other shares of the Corporation and all such amounts shall be paid to the holders of the Class Z Preferred Shares before any amounts are paid to the holders of any other shares of the Corporation. After the Corporation has satisfied its obligations to pay the holders of the Class Z Preferred Shares the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon pursuant to this section 3.4, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

3.5     Redemption by the Corporation

(a)	Subject to the Business Corporations Act (Alberta), the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class Z Preferred Shares on payment or deposit (in accordance with section 3.5(d)) of the Z Share Redemption Amount together with all accrued and unpaid dividends thereon for each Class Z Preferred Share to be redeemed. If part only of the Class Z Preferred Shares is to be redeemed, the board of directors of the Corporation may select the Class Z Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the board of directors of the Corporation may in its discretion select. If part only of the Class Z Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

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(b)	In the case of a redemption of Class Z Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Class Z Preferred Shares called for redemption) at least 21 days before the date specified for redemption (the date specified for redemption referred to herein as the “Class Z Redemption Date”) to each person who at the date of mailing is a holder of Class Z Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon, the Class Z Redemption Date and, if part only of the Class Z Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

(c)	Subject to the Business Corporations Act (Alberta), the Corporation shall pay to the holder of the Class Z Preferred Shares to be redeemed the Z Share Redemption Amount of each such share together with all accrued and unpaid dividends thereon on or after the Class Z Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Class Z Preferred Shares so called for redemption. On the Class Z Redemption Date, the Corporation shall pay or cause to be paid the Z Share Redemption Amount together with all accrued and unpaid dividends thereon to or to the order of the holders of the Class Z Preferred Shares to be redeemed by the Corporation and such payment shall be made in cash, promissory notes or other forms of property and if made in cash, payment shall be made by cheque payable at par in Canadian funds at any branch of the Corporation’s bankers. The redemption of the Class Z Preferred Shares to be redeemed shall be deemed to have taken place on the Class Z Redemption Date. On the Class Z Redemption Date, the Corporation shall adjust its securities register to show that such Class Z Preferred Shares have been redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon.

(d)	From and after the Class Z Redemption Date, the holders of any such Class Z Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of the Class Z Preferred Shares in respect thereof unless payment of the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Class Z Preferred Shares shall remain unaffected.

3.6     Retraction by the Holder

(a)	A holder of Class Z Preferred Shares shall be entitled to require the Corporation to redeem at any time, upon giving notice as hereinafter provided, all or any number of the Class Z Preferred Shares registered in the name of such holder on the books of the Corporation at a redemption price equal to the Z Share Retraction Amount together with all accrued and unpaid dividends thereon (less the amount of any tax which the Corporation is required to and does withhold therefrom).

(b)	A holder of Class Z Preferred Shares exercising his option to have the Corporation redeem shall give notice to the Corporation, which notice shall set out the date (the

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“Class Z Retraction Date”) on which the Corporation is to redeem the Class Z Preferred Shares specified in the notice, which date shall not be less than 10 days nor more than 30 days from the date of the notice and if the holder desires to have less than all of the Class Z Preferred Shares registered in the holder’s name redeemed by the Corporation, the number of the holder’s shares to be redeemed. The holder of Class Z Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the Class Z Retraction Date.

(c)	Upon delivery to the Corporation of a share certificate or certificates representing the Class Z Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall on the Class Z Retraction Date, to the extent permitted by applicable law, redeem such Class Z Preferred Shares by paying to the holder the Z Share Retraction Amount therefor together with all accrued and unpaid dividends thereon.

(d)	Upon payment of the Z Share Retraction Amount of the Class Z Preferred Shares so redeemed by the Corporation together with all accrued and unpaid dividends thereon, the holders thereof shall cease to be entitled to dividends or to exercise any rights of the holders in respect thereof.

(e)	If the redemption by the Corporation on any Class Z Retraction Date of all Class Z Preferred Shares to be redeemed on such date would be contrary to applicable law, the Corporation shall be obligated to redeem only the maximum number of Class Z Preferred Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Class Z Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Class Z Preferred Shares not redeemed by the Corporation and the Corporation shall redeem at the end of each calendar quarter thereafter the maximum number of such Class Z Preferred Shares as would then not be contrary to applicable law.

3.7     Amount Specified

     For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Class Z Preferred Share is equal to $15.23.

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THIS SCHEDULE IS INCORPORATED INTO
AND FORMS PART OF THE ARTICLES OF
PARAMOUNT RESOURCES LTD. (the “Corporation”)

     The Corporation is authorized to issue an unlimited number of Class A Common Shares, an unlimited number of Class X Preferred Shares, an unlimited number of Class Z Preferred Shares and an unlimited number of Preferred Shares.

1.     CLASS A COMMON SHARES

     The Class A Common Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.1     Voting Rights

     The holders of the Class A Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting; provided that if the Corporation fails to pay the full amount of any dividend declared by the board of directors of the Corporation on the Class A Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to two (2) votes in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation.

1.2     Dividends

     Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to receive such dividends as the directors of the Corporation may, in their discretion, declare thereon.

1.3     Liquidation, Dissolution or Winding-Up

     Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to share equally, share for share, in the remaining property of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.     CLASS X PREFERRED SHARES

     The Class X Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

2.1     Definitions

     “X Share Redemption Amount” and “X Share Retraction Amount” for each Class X Preferred Share is equal to $15.23.

2.2     Voting Rights

     Subject to the Business Corporations Act (Alberta), holders of the Class X Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

2.3     Dividends

(a)	Holders of the Class X Preferred Shares, in parity with the holders of the Class Z Preferred Shares, shall be entitled to receive in priority to any other shares of the Corporation, if, as and when declared thereon by the board of directors of the Corporation, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Corporation. For greater certainty, if the Corporation pays any dividend on the Class X Preferred Shares then, contemporaneously therewith, the Corporation shall pay an identical dividend, on a per share basis, on the Class Z Preferred Shares.

(b)	No dividends shall be declared or paid in any year on any other shares of the Corporation unless all dividends which shall have been declared and which remain unpaid on the Class X Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

(c)	The rights of the holders of the Class X Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this section 2.3.

2.4     Liquidation, Dissolution or Winding-Up

     In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, holders of the Class X Preferred Shares shall be entitled, subject to the preferences accorded to the holders of the Class Z Preferred Shares, to payment of an amount, for each Class X Preferred Share, equal to the X Share Redemption Amount together with all accrued and unpaid dividends thereon in priority to any other shares of the Corporation other than the Class Z Preferred Shares and all such amounts shall be paid to the holders of the Class X Preferred Shares before any amounts are paid to the holders of any other shares of the Corporation other than the Class Z Preferred Shares. After the Corporation has satisfied its obligations to pay the holders of the Class X Preferred Shares the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon pursuant to this section 2.4, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

2.5     Redemption by the Corporation

(a)	Subject to the Business Corporations Act (Alberta), the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class X Preferred Shares on payment or deposit (in accordance with section 2.5(d)) of the X Share Redemption Amount together with all accrued and unpaid dividends thereon for each Class X Preferred Share to be redeemed. If part only of the Class X Preferred Shares is to be redeemed, the board of directors of the Corporation may select the Class X Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the board of directors of the Corporation may in its discretion select. If part only of the Class X Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(b)	In the case of a redemption of Class X Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Class X Preferred Shares called for redemption) at least 21 days before the date specified for redemption (the date specified for redemption referred to herein as the “Class X Redemption Date”) to each person who at the date of mailing is a holder of Class X Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon, the Class X Redemption Date, and, if part only of the Class X Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

(c)	Subject to the Business Corporations Act (Alberta), the Corporation shall pay to the holder of the Class X Preferred Shares to be redeemed the X Share Redemption Amount of each such share together with all accrued and unpaid dividends thereon on or after the Class X Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Class X Preferred Shares so called for redemption. On the Class X Redemption Date, the Corporation shall pay or cause to be paid the X Share Redemption Amount together with all accrued and unpaid dividends thereon to or to the order of the holders of the Class X Preferred Shares to be redeemed by the Corporation and such payment shall be made in cash, promissory notes or other forms of property and if made in cash, payment shall be made by cheque payable at par in Canadian funds at any branch of the Corporation’s bankers. The redemption of the Class X Preferred Shares to be redeemed shall be deemed to have taken place on the Class X Redemption

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Date. On the Class X Redemption Date, the Corporation shall adjust its securities register to show that such Class X Preferred Shares have been redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon.

(d)	From and after the Class X Redemption Date, the holders of any such Class X Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of the Class X Preferred Shares in respect thereof unless payment of the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Class X Preferred Shares shall remain unaffected.

2.6     Retraction by the Holder

(a)	A holder of Class X Preferred Shares shall be entitled to require the Corporation to redeem at any time, upon giving notice as hereinafter provided, all or any number of the Class X Preferred Shares registered in the name of such holder on the books of the Corporation at a redemption price equal to the X Share Retraction Amount together with all accrued and unpaid dividends thereon (less the amount of any tax which the Corporation is required to and does withhold therefrom).

(b)	A holder of Class X Preferred Shares exercising his option to have the Corporation redeem shall give notice to the Corporation, which notice shall set out the date (the “Class X Retraction Date”) on which the Corporation is to redeem the Class X Preferred Shares specified in the notice, which date shall not be less than 10 days nor more than 30 days from the date of the notice and if the holder desires to have less than all of the Class X Preferred Shares registered in the holder’s name redeemed by the Corporation, the number of the holder’s shares to be redeemed. The holder of Class X Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the Class X Retraction Date.

(c)	Upon delivery to the Corporation of A Share certificate or certificates representing the Class X Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall on the Class X Retraction Date, to the extent permitted by applicable law, redeem such Class X Preferred Shares by paying to the holder the X Share Retraction Amount therefor together with all accrued and unpaid dividends thereon.

(d)	Upon payment of the X Share Retraction Amount of the Class X Preferred Shares so redeemed by the Corporation together with all accrued and unpaid dividends thereon, the holders thereof shall cease to be entitled to dividends or to exercise any rights of the holders in respect thereof.

(e)	If the redemption by the Corporation on any Class X Retraction Date of all Class X Preferred Shares to be redeemed on such date would be contrary to applicable law, the Corporation shall be obligated to redeem only the maximum number of Class X Preferred Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Class X Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Class X Preferred Shares not redeemed by the Corporation and the Corporation shall redeem at the end of each calendar quarter thereafter the maximum number of such Class X Preferred Shares as would then not be contrary to applicable law.

2.7     Amount Specified

     For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Class X Preferred Share is equal to $15.23.

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3.     CLASS Z PREFERRED SHARES

     The Class Z Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

3.1     Definitions

     “Z Share Redemption Amount” and “Z Share Retraction Amount” for each Class Z Preferred Share is equal to $15.23.

3.2     Voting Rights

     Subject to the Business Corporations Act (Alberta), holders of the Class Z Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

3.3     Dividends

(a)	Holders of the Class Z Preferred Shares, in parity with the holders of the Class X Preferred Shares, shall be entitled to receive in priority to any other shares of the Corporation, if, as and when declared thereon by the board of directors of the Corporation, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Corporation. For greater certainty, if the Corporation pays any dividend on the Class Z Preferred Shares then, contemporaneously therewith, the Corporation shall pay an identical dividend, on a per share basis, on the Class X Preferred Shares.

(b)	No dividends shall be declared or paid in any year on any other shares of the Corporation unless all dividends which shall have been declared and which remain unpaid on the Class Z Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

(c)	The rights of the holders of the Class Z Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this section 3.3.

3.4     Liquidation, Dissolution or Winding-Up

     In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, holders of the Class Z Preferred Shares shall be entitled to payment of an amount, for each Class Z Preferred Share, equal to the Z Share Redemption Amount together with all accrued and unpaid dividends thereon in priority to any other shares of the Corporation and all such amounts shall be paid to the holders of the Class Z Preferred Shares before any amounts are paid to the holders of any other shares of the Corporation. After the Corporation has satisfied its obligations to pay the holders of the Class Z Preferred Shares the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon pursuant to this section 3.4, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

3.5     Redemption by the Corporation

(a)	Subject to the Business Corporations Act (Alberta), the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class Z Preferred Shares on payment or deposit (in accordance with section 3.5(d)) of the Z Share Redemption Amount together with all accrued and unpaid dividends thereon for each Class Z Preferred Share to be redeemed. If part only of the Class Z Preferred Shares is to be redeemed, the board of directors of the Corporation may select the Class Z Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the board of directors of the Corporation may in its discretion select. If part only of the Class Z Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(b)	In the case of a redemption of Class Z Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Class Z Preferred Shares called for redemption) at least 21 days

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before the date specified for redemption (the date specified for redemption referred to herein as the “Class Z Redemption Date”) to each person who at the date of mailing is a holder of Class Z Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon, the Class Z Redemption Date and, if part only of the Class Z Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

(c)	Subject to the Business Corporations Act (Alberta), the Corporation shall pay to the holder of the Class Z Preferred Shares to be redeemed the Z Share Redemption Amount of each such share together with all accrued and unpaid dividends thereon on or after the Class Z Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Class Z Preferred Shares so called for redemption. On the Class Z Redemption Date, the Corporation shall pay or cause to be paid the Z Share Redemption Amount together with all accrued and unpaid dividends thereon to or to the order of the holders of the Class Z Preferred Shares to be redeemed by the Corporation and such payment shall be made in cash, promissory notes or other forms of property and if made in cash, payment shall be made by cheque payable at par in Canadian funds at any branch of the Corporation’s bankers. The redemption of the Class Z Preferred Shares to be redeemed shall be deemed to have taken place on the Class Z Redemption Date. On the Class Z Redemption Date, the Corporation shall adjust its securities register to show that such Class Z Preferred Shares have been redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon.

(d)	From and after the Class Z Redemption Date, the holders of any such Class Z Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of the Class Z Preferred Shares in respect thereof unless payment of the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Class Z Preferred Shares shall remain unaffected.

3.6     Retraction by the Holder

(a)	A holder of Class Z Preferred Shares shall be entitled to require the Corporation to redeem at any time, upon giving notice as hereinafter provided, all or any number of the Class Z Preferred Shares registered in the name of such holder on the books of the Corporation at a redemption price equal to the Z Share Retraction Amount together with all accrued and unpaid dividends thereon (less the amount of any tax which the Corporation is required to and does withhold therefrom).

(b)	A holder of Class Z Preferred Shares exercising his option to have the Corporation redeem shall give notice to the Corporation, which notice shall set out the date (the “Class Z Retraction Date”) on which the Corporation is to redeem the Class Z Preferred Shares specified in the notice, which date shall not be less than 10 days nor more than 30 days from the date of the notice and if the holder desires to have less than all of the Class Z Preferred Shares registered in the holder’s name redeemed by the Corporation, the number of the holder’s shares to be redeemed. The holder of Class Z Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the Class Z Retraction Date.

(c)	Upon delivery to the Corporation of A Share certificate or certificates representing the Class Z Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall on the Class Z Retraction Date, to the extent permitted by applicable law, redeem such Class Z Preferred Shares by paying to the holder the Z Share Retraction Amount therefor together with all accrued and unpaid dividends thereon.

(d)	Upon payment of the Z Share Retraction Amount of the Class Z Preferred Shares so redeemed by the Corporation together with all accrued and unpaid dividends thereon, the holders thereof shall cease to be entitled to dividends or to exercise any rights of the holders in respect thereof.

(e)	If the redemption by the Corporation on any Class Z Retraction Date of all Class Z Preferred Shares to be redeemed on such date would be contrary to applicable law, the Corporation shall be

5

obligated to redeem only the maximum number of Class Z Preferred Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Class Z Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Class Z Preferred Shares not redeemed by the Corporation and the Corporation shall redeem at the end of each calendar quarter thereafter the maximum number of such Class Z Preferred Shares as would then not be contrary to applicable law.

3.7     Amount Specified

     For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Class Z Preferred Share is equal to $15.23.

4.     PREFERRED SHARES

     The Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

4.1     Directors Authority to Issue in One or More Series

     The directors of the Corporation may issue the Preferred Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the Articles, the rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions. Before the issue of the first shares of a series, the directors of the Corporation shall file Articles of Amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors of the Corporation and obtain a Certificate of Amendment in respect thereof for such issue.

4.2     Ranking of Preferred Shares

     No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon such series a priority in respect of voting, dividends or return of capital over any other series of Preferred Shares that are then outstanding. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, be entitled to preference over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participated rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares in accordance with paragraph (a) hereof.

4.3      Voting Rights

     Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of Preferred Shares, as a class, shall not be entitled, as such, to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

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4.4     Amendments

     The rights, privileges, restrictions and conditions attaching to the Preferred Shares may be added to, changed or removed but only with the approval of the holders of Preferred Shares given in accordance with paragraph (e) hereof.

4.5     Approval of Holders of Preferred Shares

     The approval of the holders of Preferred Shares as to any and all matters requiring the consent of the holders of the Preferred Shares may be given in such manner as may then be required by law, subject to a minimum, requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of Preferred Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting, or any adjourned meeting and the conduct thereof, shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by the Business Corporations Act (Alberta). On every poll taken at a meeting of holders of Preferred Shares, each holder of Preferred Shares entitled to vote thereat shall have one (1) vote in respect of each Preferred Share held

(a)	The directors of the Corporation shall determine the actual number of directors, within the minimum and maximum range, to be elected at each annual meeting of shareholders of the Corporation.

(b)	If less than the maximum number of directors is elected at an annual meeting, the directors of the Corporation may, between annual meetings of the shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of shareholders or result in the aggregate number of directors exceeding the maximum number of directors that the Corporation is entitled to have.

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